SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2010
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	RESEARCH IN MOTION REPORTS FIRST QUARTER RESULTS AND ANNOUNCES SHARE REPURCHASE PROGRAM

DOCUMENT 1

June 24, 2010
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS FIRST QUARTER RESULTS AND ANNOUNCES SHARE REPURCHASE PROGRAM

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported first quarter results for the three months ended May 29, 2010 (all figures in U.S. dollars and U.S. GAAP, except where indicated).

Highlights:
•	Revenue grew 24% over the same quarter last year to $4.24 billion
•	Earnings per share in the first quarter increased 41% year over year to $1.38[1]
•	BlackBerry® smartphone shipments grew more than 43% over the same quarter last year to 11.2 million and RIM shipped its 100 millionth BlackBerry smartphone during the quarter
•	BlackBerry subscriber account base grew approximately 60% over the prior year to 46 million, with 4.9 million net new subscriber accounts added in Q1
•	RIM’s Board of Directors approved a share repurchase program to purchase for cancellation up to 31 million common shares

Q1 Results:
Revenue for the first quarter of fiscal 2011 was $4.24 billion, compared to $4.08 billion in the previous quarter and up 24% from $3.42 billion in the same quarter of last year. The revenue breakdown for the quarter was approximately 79% for devices, 16% for service, 2% for software and 3% for other revenue.   During the quarter, RIM shipped approximately 11.2 million devices.

Approximately 4.9 million net new BlackBerry subscriber accounts were added in the quarter.  At the end of the quarter, the total BlackBerry subscriber account base was approximately 46 million.

“RIM achieved significant earnings growth and shipped a record 11.2 million devices during the first quarter, including its 100 millionth BlackBerry smartphone,” said Jim Balsillie, Co-CEO at RIM. “We continue to be focused on growing our business globally and we believe that the range of exciting new BlackBerry products being released in the coming months will create significant opportunities to accelerate RIM’s growth in the second half of the fiscal year.”

Net income for the quarter was $768.9 million, or $1.38 per share diluted, compared with net income of $710.1 million, or $1.27 per share diluted, in the prior quarter.  Net income in the same quarter last year was $643.0 million, or $1.12 per share diluted which reflected an adjustment of $0.14 per share related to certain unusual items that were recognized in the first quarter of fiscal 2010.1
_____________________________
[1] GAAP diluted earnings per share were $1.12 for the first quarter of fiscal 2010 and adjusted diluted earnings per share were $0.98.  Diluted GAAP earnings per share of $1.38 in the first quarter of fiscal 2011 were 41% higher than the diluted adjusted earnings per share of $0.98 in the first quarter of fiscal 2010.  The GAAP diluted earnings per share in the first quarter of fiscal 2010 included the impact of certain unusual items that were recognized in the quarter, including a charge to selling, marketing, and administration expense of $96.4 million relating to the payment of certain employee tax liabilities relating to certain exercised stock options and the foreign exchange impact relating to the previously disclosed enactment of the functional currency tax rules in Canada that became effective in the first quarter of fiscal 2010.  In addition, there was an income tax benefit of $175.1 million primarily as a result of the enactment of the functional currency tax rules.   See attached table for reconciliation of GAAP diluted EPS to adjusted diluted EPS.

The total of cash, cash equivalents and investments was $3.27 billion as at May 29, 2010, compared to $2.87 billion at the end of the previous quarter, an increase of approximately $400 million. Cash flows from operations in Q1 was approximately $1.12 billion, which was offset primarily by common shares repurchased of approximately $410 million and property, plant, and equipment as well as intangible asset acquisitions of approximately $270 million.

Q2 Outlook:
Revenue for the second quarter of fiscal 2011 ending August 28, 2010 is expected to be in the range of $4.4-$4.6 billion.  Gross margin for Q2 is expected to be approximately 44%.  Net subscriber account additions in the second quarter are expected to be in the range of 4.9-5.2 million.  Earnings per share for the second quarter are expected to be in the range of $1.33-$1.40 per share diluted.

Share Repurchase Program:
RIM’s Board of Directors today has also authorized a share repurchase program to purchase for cancellation up to approximately 31 million common shares.  The Company can purchase up to approximately 10 million common shares of the approved 31 million over the Nasdaq Stock Market (the "Nasdaq") commencing on June 29, 2010.  Additional purchases over the Nasdaq or purchases on the Toronto Stock Exchange (the "TSX") will be subject to regulatory approval. The share repurchase program will remain in place for up to 12 months or until the purchases are completed or the program is terminated by RIM.  In the past 12 months, RIM repurchased 18.2 million shares representing approximately 3% of its outstanding common shares under its previous share repurchase program.   The combined repurchases, including the share repurchase program announced today, will represent 10% of the outstanding public float.

The price that RIM will pay for any shares under the share repurchase program will be the prevailing market price at the time of purchase. The share repurchase program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, which contains restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of RIM’s shares on Nasdaq.  Subject to regulatory approval being obtained, any purchases through the facilities of the TSX will be made in accordance with TSX rules, which contain similar restrictions.

The actual number of shares purchased the timing of purchases and the price at which the shares would be bought under the share repurchase program will depend on future market conditions and upon potential alternative uses for cash resources.  There is no assurance that any shares will be purchased under the share repurchase program and RIM may elect to suspend or discontinue the program at any time.

Reconciliation of GAAP diluted EPS to adjusted diluted EPS
During the first quarter of fiscal 2011, there were no unusual charges. The following table reconciles the impact of the unusual charges in the first quarter of fiscal 2010 on diluted EPS:

For the quarter ended May 30, 2009
Diluted EPS, as reported	$1.12

Foreign exchange impact of enactment of functional currency tax rules	0.06

Provision for employee tax obligations for stock options	0.05

Tax benefit recorded on enactment of functional currency tax rules	(0.25)

Subtotal	(0.14)

Diluted EPS, adjusted	$0.98

Note:  Adjusted diluted EPS does not have any standardized meanings prescribed by GAAP and thus are not comparable to similarly titled measures reported by other issuers.  The Company believes that the presentation of adjusted net income and adjusted diluted EPS enables the Company and its shareholders to better assess RIM’s operating results relative to its operating results in prior periods and improves the comparability of the information presented.  Investors should consider these non-GAAP financial measures in the context of RIM’s GAAP results.

A conference call and live webcast will be held beginning at 5 pm ET, June 24, 2010, which can be accessed by dialing 800-814-4859 (North America), 416-644-3414 (outside North America). The replay of the Company’s Q1 conference call can be accessed after 7 pm ET, June 24, 2010 until midnight ET, July 8, 2010.  It can be accessed by dialing 416-640-1917 and entering passcode 4310298#.   The conference call will also appear on the RIM website live at 5 pm ET and will be archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur (PR Agency for RIM) (212) 336-7509 mconway@brodeur.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue, gross margin, earnings and net subscriber account additions expectations for the second quarter of fiscal 2010, anticipated new product releases and timing, anticipated growth and statements relating to RIM’s intentions with respect to the share repurchase program.  The terms and phrases “expected”, “will”, “significant opportunities”, “accelerate RIM’s growth” and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; risks related to delays in new product launches; risks related to competition; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; risks relating to network disruptions and other business interruptions; risks related to RIM’s ability to manage its production facilities; security risks; risks related to RIM’s international operations; RIM’s ability to manage growth; RIM’s expectations regarding its business, strategy and prospects; RIM’s beliefs regarding the value of its shares and the investment community’s perception thereof; RIM’s expectations about its continued commitment to the share repurchase program; market conditions; RIM’s confidence in the cash flow generation of its business over the next several quarters; RIM’s ability to obtain the required regulatory approvals for the share repurchase program; and future alternative uses for RIM’s cash.  In addition, it is important to note that the share repurchase program does not require RIM to purchase a minimum number of shares, and it may be modified, suspended or terminated at any time without prior notice.  These factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Statements of Operations

	For the three months ended
	May 29, 2010	February 27, 2010	May 30, 2009

Revenue	$4,235,393	$4,079,712	$3,423,510
Cost of sales	2,312,077	2,216,622	1,931,985
Gross margin	1,923,316	1,863,090	1,491,525

Gross margin %	45.4%	45.7%	43.6%

Operating expenses
Research and development	287,580	267,164	219,777
Selling, marketing and
administration	482,841	497,642	514,291
Amortization	94,168	86,540	67,396
	864,589	851,346	801,464

Income from operations	1,058,727	1,011,744	690,061

Investment income	9,193	5,454	9,136

Income before income taxes	1,067,920	1,017,198	699,197

Provision for income taxes	299,018	307,076	56,167

Net income	$768,902	$710,122	$643,030

Earnings per share
Basic	$1.39	$1.27	$1.13
Diluted	$1.38	$1.27	$1.12

Weighted average number of common shares outstanding (000’s)
Basic	554,672	557,114	566,787
Diluted	558,189	561,130	573,259

Total common shares outstanding (000's)	552,468	557,328	567,368

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Balance Sheets

As at	May 29, 2010	February 27, 2010

Assets
Current
Cash and cash equivalents	$1,850,199	$1,550,861
Short-term investments	498,127	360,614
Accounts receivable, net	2,649,889	2,593,742
Other receivables	136,204	206,373
Inventories	555,720	659,943
Other current assets	309,590	247,207
Deferred income tax asset	227,887	193,916
	6,227,616	5,812,656

Long-term investments	918,849	958,248
Property, plant and equipment, net	2,075,489	1,956,581
Intangible assets, net	1,298,424	1,326,363
Goodwill	162,286	150,561
	10,682,664	$10,204,409

Liabilities
Current
Accounts payable	$576,644	$615,620
Accrued liabilities	1,768,499	1,638,260
Income taxes payable	78,092	95,650
Deferred revenue	71,079	67,573
Deferred income tax liability	26,244	14,674
	2,520,558	2,431,777

Deferred income tax liability	134,753	141,382
Income taxes payable	28,781	28,587
	2,684,092	2,601,746

Shareholders’ Equity
Capital stock	2,197,916	2,207,609
Treasury stock	(96,603)	(94,463)
Retained earnings	5,655,875	5,274,365
Additional paid-in capital	170,220	164,060
Accumulated other comprehensive income	71,164	51,092
	7,998,572	7,602,663
	10,682,664	$10,204,409

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Statements of Cash Flows

	Three months ended May 29, 2010	Three months ended May 30, 2009

Cash flows from operating activities
Net income	$768,902	$643,030

Adjustments to reconcile net income to net cash provided by
operating activities:
Amortization	186,181	128,541
Deferred income taxes	(39,812)	(57,516)
Income taxes payable	194	3,494
Stock-based compensation	15,947	12,701
Other	29,403	(25,589)
Net changes in working capital items	162,645	(90,038)
Net cash provided by operating activities	1,123,460	614,623

Cash flows from investing activities
Acquisition of long-term investments	(294,801)	(110,112)
Proceeds on sale or maturity of long-term investments	149,036	121,076
Acquisition of property, plant and equipment	(226,067)	(247,240)
Acquisition of intangible assets	(42,435)	(63,103)
Business acquisitions, net of cash acquired	(14,107)	(124,414)
Acquisition of short-term investments	(107,882)	(156,027)
Proceeds on sale or maturity of short-term investments	150,470	281,430
Net cash used in investing activities	(385,786)	(298,390)

Cash flows from financing activities
Issuance of common shares	8,442	11,542
Excess tax benefits (deficiencies) related to stock-based compensation	(572)	547
Purchase of treasury stock	(6,955)	(39,666)
Common shares repurchased	(409,927)	-
Repayment of debt	-	(6,099)
Net cash used in financing activities	(409,012)	(33,676)
Effect of foreign exchange gain (loss) on cash and cash
equivalents	(29,324)	17,222

Net increase in cash and cash equivalents for
the period	299,338	299,779

Cash and cash equivalents, beginning of period	1,550,861	835,546
Cash and cash equivalents, end of period	$1,850,199	$1,135,325

As at	May 29, 2010	February 27, 2010

Cash and cash equivalents	$1,850,199	$1,550,861
Short-term investments	498,127	360,614
Long-term investments	918,849	958,248
	$3,267,175	$2,869,723

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	June 28, 2010	By:	/s/ Edel Ebbs
			Name:	Edel Ebbs
			Title:	Vice President, Investor Relations